April 8, 2011

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549-4631

Re:	Your Letter Dated March 30, 2011 Regarding

Jacobs Engineering Group Inc. (File No. 1-7463)

Form 10-K for the Fiscal Year Ended October 1, 2010

(the “2010 Form 10-K”), and

Form 10-Q for the Period Ended December 31, 2010

Dear Mr. Decker:

This letter is provided in response to the additional comment contained in your letter referred to above. As used herein, the terms “the Company”, “we”, and “our” are references to Jacobs Engineering Group Inc.

We provide the following response to Staff’s comment. For ease of reference, the heading and numbered paragraph below corresponds to the heading and numbered comment in your letter. Staff’s comment is presented first in italicized text with our response immediately following.

Consolidated Financial Statements -

Consolidated Statements of Cash Flows, page F-6

1. We read your response to comments one and two from our letter dated February 25, 2011. We understand that you will revise your Statement of Cash Flows for the year ended October 1, 2010 and the nine months ended July 2, 2010 in future filings to correctly present the $25.9 million non-cash charge within cash flows from operating activities. When you present these restated columns in your future filings, please ensure that the columns are appropriately labeled as restated and include the footnote disclosures required by ASC 250-10-50-7. Please show us in your supplemental response what the future filing revisions will look like.

RESPONSE:

Please find below the revised statement of cash flows for the year ended October 1, 2010 and the related footnote disclosure. As discussed on our phone call with Lisa Etheredge on March 31, 2011, the Company’s consolidated statements of cash flows in the Form 10-Q for the nine months ended July 2, 2010 is correct as filed.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended September 30, 2011, October 1, 2010, and October 2, 2009

(In thousands)

	2011		2010 (Restated)	2009
Cash Flows from Operating Activities:
Net earnings attributable to the Group	$		$246,287	$399,213
Adjustments to reconcile net earnings to net cash flows from operations:
Depreciation and amortization:
Property, equipment and improvements			64,447	68,670
Intangible assets			24,048	17,672
Write-off of the SIVOM receivable			25,894	—
Gains on sales of investment			—	(1,249)
Stock based compensation			24,361	24,085
Excess tax benefits from stock based compensation			(2,884)	(3,514)
Losses on sales of assets, net			353	152
Changes in assets and liabilities, excluding the effects of businesses acquired:
Receivables			(3,052)	300,929
Prepaid expenses and other current assets			(56)	(4,972)
Accounts payable			(46,920)	(117,537)
Accrued liabilities			(43,328)	(135,121)
Billings in excess of costs			(42,819)	14,475
Income taxes payable			(24,733)	(30,414)
Deferred income taxes			551	342
Other, net			715	736

Net cash provided by operating activities			222,864	533,467

Cash Flows from Investing Activities:
Additions to property and equipment			(49,075)	(55,528)
Disposals of property and equipment			14,379	2,270
Purchases of investments			(106,733)	(32,232)
Other changes in investments			(1,759)	(1,808)
Acquisitions of businesses, net of cash acquired			(259,492)	(23,329)
Other changes in miscellaneous, non-current assets			2,435	15,713

Net cash used for investing activities			(400,245)	(94,914)

Cash Flows from Financing Activities:
Proceeds from long-term borrowings			—	2,030
Repayments of long-term borrowings			(217)	(47,993)
Net change in short-term borrowings			58,090	15,933
Proceeds from issuances of common stock			36,209	43,361
Excess tax benefits from stock based compensation			2,884	3,514
Change in pension commitments			2,516	(45,223)
Other, net			(3,852)	(10,625)

Net cash provided by (used for) financing activities			95,630	(39,003)

Effect of Exchange Rate Changes			(13,026)	29,649

Increase (Decrease) in Cash and Cash Equivalents			(94,777)	429,199
Cash and Cash Equivalents at Beginning of Period		938,842	1,033,619	604,420

Cash and Cash Equivalents at End of Period	$		$938,842	$1,033,619

Footnote Disclosure

In the Company’s fiscal 2010 Form 10-K, the Company incorrectly included the $25.9 million non-cash charge related to the write-off of the Sivom long-term receivable in “other changes in miscellaneous, non-current assets” in the investing activities section in its consolidated statements of cash flows for fiscal 2010. This amount should have been classified as an adjustment to cash flows from operating activities. The Consolidated Statement of Cash Flows for the fiscal year ended October 1, 2010 has been restated to reflect this correction. As a result, cash flows from operating activities for fiscal 2010 changed from $197.0 million to $222.9 million and cash flows from investing activities changed from a use of $374.4 million to a use of $400.3 million. This adjustment had no effect on any of the Company’s other financial statements.

* * * * *

We hope this response has addressed Staff’s comment. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ John W. Prosser, Jr.
John W. Prosser, Jr.
Executive Vice President
Finance and Administration